ASX RELEASE | December 4, 2019 | ASX:PLL; NASDAQ:PLL

HATCH APPOINTED TO DELIVER PFS FOR PIEDMONT’S
LITHIUM HYDROXIDE PROJECT IN NORTH CAROLINA

•	Hatch will utilize its experienced lithium staff to complete the PFS within Q2 2020
•	Primero and Marshall Miller continuing their work on Piedmont’s mine/concentrator
•	Piedmont affirms its integrated strategy with DFS expected in Q4 2020

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has awarded the prefeasibility study (“PFS”) of its lithium hydroxide chemical plant in Kings Mountain, North Carolina to Hatch.  Hatch is a global leader in the development of lithium conversion projects with notable experience including the full EPCM delivery of the Galaxy/Tianqi (Jiangsu) lithium conversion plant in China, the current detailed design engineering for two other spodumene to hydroxide plants, and of one brine conversion plant, in varied locations. Hatch has also studied lithium chemical projects for Mineral Resources (Australia), Kidman/Covalent (Australia), Desert Lion (Namibia), Savannah Resources (Portugal), among many others.
Rob Fraser, Hatch’s Global Lead – Hydrometallurgy, commented: “Piedmont Lithium is advancing a of the world’s most prominent lithium processing projects. We look forward to helping Piedmont on this exciting project. This will be an important project for Hatch, and we have assembled a strong and highly experienced team to complete the PFS.”
Bench-scale lithium hydroxide conversion testwork is ongoing at SGS Labs in Lakefield, Ontario.  Results are expected in Q1 2020 and will be incorporated into the PFS due in Q2 2020.  Upon successful completion of the PFS study the Company will proceed with an integrated definitive feasibility study (“DFS”) for both the mine/concentrator and lithium hydroxide plant.  Primero Group will continue to work on engineering studies related to the spodumene concentrator, and Marshall Miller & Associates will provide ongoing mine planning services.  The Company affirms its commitment to complete a DFS for the integrated Piedmont Lithium project by the end of 2020.
Discussions with potential strategic and offtake partners will continue through 2020 as the Company aligns itself with customers focused on developing the electric vehicle supply chains in the United States and Europe.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased to be working with Hatch on the PFS for our lithium hydroxide project.  Hatch has unsurpassed lithium processing experience, having studied directly comparable projects for several clients. Having recently received a landmark permit for our mine/concentrator we are moving full-speed ahead to having a shovel-ready project by the end of 2020.”

For further information, contact:
Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com
This announcement has been authorised for release by the Company’s President & CEO, Keith D. Phillips.

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

New York Office

28 WE 44th Street, Suite 810

NEW YORK NY 10036

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
About Hatch
Whatever our clients envision, our engineers can design and build. With over six decades of business and technical experience in the mining, energy, and infrastructure sectors, we know your business and understand that your challenges are changing rapidly. We respond quickly with solutions that are smarter, more efficient and innovative. We draw upon our 9,000 staff with experience in over 150 countries to challenge the status quo and create positive change for our clients, our employees, and the communities we serve.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statements
The information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

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